Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our reports dated December 7, 2006 relating to the consolidated financial statements of Haynes International, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s application of AICPA Statement of Position, 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”, and an explanatory paragraph regarding the Company’s change of accounting for share-based payments as required by Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”), and management’s report on the effectiveness of internal control over financial reporting appearing in the Prospectus, which is a part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

DELOITTE & TOUCHE LLP

Indianapolis, Indiana
January 23, 2007